May 6, 2005


Mail Stop  05-11

Thomas John Cloud, Jr., President
Intrepid Holdings, Inc.
9100 Southwest Freeway, Suite 130A
Houston, TX  77074


Re:	Form 8-K filed 05/05/05
	File No.  001-16173

Dear Mr. Cloud:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

1. We have read your disclosure regarding the former accountant`s reports and we have reviewed the actual reports issued as filed in your 10K-SB for year ended December 31, 2002 and the year ended December 31, 2003. It appears that these reports contained an explanatory paragraph disclosing the uncertainty of the Company`s
ability to continue as a going concern.   Item 304(a)(1)(ii) of
Regulation S-B requires you to disclose whether the former accountant`s report on the financial statements for either the two most recent fiscal years contained an adverse opinion, a disclaimer of opinion, or was modified as to uncertainty, audit scope or accounting principles, including the ability to continue as a going concern. Please revise.

2. We have read your disclosure regarding disagreements with the former accountant and it does not appear to cover the period through the resignation of the former accountant (March 12, 2005). Item 304(a)(1)(iv)(A) of Regulation S-B requires you to disclose whether there were disagreements between the Company and the former accountant for the two most recent fiscal years and any subsequent interim period through the date of resignation. Please revise accordingly.

3. Please file an updated letter from your former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item
304(a)(3) of Regulation S-B.

      Please file your supplemental response and amendment via
EDGAR
in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding this letter to Angela Halac at
202.551.3398


Sincerely,


Angela J. Halac
Staff Accountant
??

??

??

??


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE